[GRYPHON LOGO]

                                                              December 3, 1998

Dear Shareholders:

                  We are pleased to inform you that Gryphon Holdings Inc. entered into a definitive merger agreement with Markel Corporation, pursuant to which Markel agreed to continue its cash tender offer at the increased purchase price of $19.00 per share for all of the outstanding shares of common stock of Gryphon. Following the successful completion of the tender offer, in accordance with the terms of the merger agreement, a subsidiary of Markel will merge with and into Gryphon and Gryphon will become wholly-owned by Markel. Each share of Gryphon common stock not purchased in the tender offer will be converted in the merger into the right to receive the cash amount paid in the tender offer.

                  We have carefully evaluated, with the assistance of our advisors, the proposed merger, as well as other options available to us, including remaining independent. Your Board of Directors unanimously has determined that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to, and in the best interests of, Gryphon shareholders and has approved and adopted the merger agreement, the offer and the transactions contemplated thereby. THE BOARD RECOMMENDS THAT SHAREHOLDERS ACCEPT MARKEL'S TENDER OFFER AND TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

                  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the attached amendment to Gryphon's Schedule 14D-9, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation that the $19.00 per share cash consideration to be received by Gryphon shareholders in the tender offer and merger is fair from a financial point of view to Gryphon shareholders. The attached amendment to the Schedule 14D-9 describes the decision of your Board.

                  In addition to the attached Schedule 14D-9, enclosed is the Supplement to Markel's Offer to Purchase, dated December 3, 1998, together with related materials, including a Letter of Transmittal, to be used for tendering your shares of common stock. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

                  Your Directors thank you for your support.

                  On behalf of the Board of Directors,



                  Hadley C. Ford                     Stephen A. Crane
                  Chairman of the Board              Director, President and
                                                     Chief Executive Officer